EXHIBIT 12
CHEMED CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	2006		2007		2008		2009		2010

Pretax income from continuing operations	$90,284		$98,161		$115,404		$120,620		$133,831

Additions:
Fixed charges	23,625		21,554		18,983		18,840		19,139
Amortization of capitalized interest	2		4		5		5		331

Deductions:
Capitalized interest	(751)		(951)		(659)		(258)		—

Adjusted income	$113,160		$118,768		$133,733		$139,207		$153,301

Fixed Charges:
Interest expense	$17,468		$14,921		$12,123		$11,599		$11,959
Capitalized interest	751		951		659		258		—
Interest component of rental expense	5,406		5,682		6,201		6,983		7,180

Fixed charges	$23,625		$21,554		$18,983		$18,840		$19,139

Ratio of earnings to fixed charges (a)	4.8	x	5.5	x	7.0	x	7.4	x	8.0	x

Additional earnings needed to achieve 1:1 ratio coverage	n.a.		n.a.		n.a.		n.a.		n.a.

(a)	For purposes of computing the ratio of earnings to fixed charges, pretax income from continuing operations has been added to fixed charges and adjusted for capitalized interest to derive adjusted income. Fixed charges consist of interest expense on debt (including the amortization of deferred financing costs), capitalized interest, prepayment penalties on the early extinguishment of debt and one-third (the proportion deemed representative of the interest component) of rental expense. Fixed charge amounts include interest from both continuing and discontinued operations.